SECURITIES AND EXCHANGE COMMISSION
4ashington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated July 13, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, July 13, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that on July 12, 2022, the Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, mantaining the other terms and conditions that were duly informed.

It is informed that the Company has repurchased as of today, the equivalent to a total of 4.874.998 IRSA common shares, representing approximately 45.31% of the approved program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

July 13, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets